Exhibit 1.01

Conflict Minerals Report of Nordson Corporation

For The Year Ended December 31, 2017

I. Introduction

Nordson Corporation (“our,” “we” or “us”) engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. These products are supported with extensive application expertise and direct global sales and service. We serve a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing.

Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 35 countries. Our principal manufacturing facilities are located in the United States, the People’s Republic of China, Germany, Ireland, Israel, Mexico, the Netherlands, Thailand and the United Kingdom.

Pursuant to the Securities and Exchange Commission’s conflict minerals rule adopted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Rule”) and to the guidance provided by the Securities and Exchange Commission in its Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued on April 29, 2014, this Report was not subject to an independent private sector audit.

II. Reasonable Country of Origin Inquiry

Organization for Economic Co-operation and Development (OECD) Step 1 – Establish strong management systems

Internal Management

We have established a Conflict Minerals Reporting Oversight Committee. The team members include representatives from our Supply Chain Management, one of whom is our designated member of senior management, Legal, Product Compliance, Finance and Internal Audit departments. The team meets monthly. Periodic reports are made to the audit committee of the board of directors with respect to our due diligence process and compliance obligations.

We have been an active member of the Responsible Materials Initiative (RMI), formerly known as the Conflict-Free Sourcing Initiative (CFSI), since 2015. Through the RMI, we participate in the Due Diligence Practices Team, which meets bi-weekly, the Smelter Engagement Team, which meets bi-weekly, and the RMI Plenary Call, which meets monthly. In addition to our RMI membership, we host a regular call with representatives from select peer group companies to benchmark compliance efforts and best practices.

External Communications and Supply Chain Engagement

Our customers can access our conflict minerals statement on our public website, www.nordson.com. Our conflict minerals statement informs customers of where we are in our Rule compliance efforts. Customer inquiries are handled on a case by case basis, utilizing the conflict minerals statement or customized responses using the conflict mineral reporting template (CMRT) developed by the RMI, as appropriate.

Since we are an industrial equipment supplier, many of our products are not incorporated into our customers’ products and, therefore, do not fall within the scope of the Rule as applied to our customers.

In addition to our conflict minerals statement, our Conflict Minerals Policy, adopted on May 6, 2014, is available on our website, www.nordson.com. In conjunction with the adoption of the Conflict Minerals Policy, we revised our Supplier Code of Ethics, which outlines the ethical standards with which we expect our suppliers to comply, to reflect our expectations that our suppliers procure materials from sources that do not directly or indirectly support non-state armed groups. The Conflict Minerals Policy and Supplier Code of Ethics have been distributed to our suppliers.

Reasonable Country of Origin Survey Process

We evaluated our products and determined that certain products manufactured during calendar year 2017 were manufactured with materials or components that contain, or likely contain, conflict minerals, i.e. tin, tantalum, tungsten and gold, that are necessary to the functionality or production of those products. The areas of conflict mineral usage within our supply chain were identified based on the results of previous surveys. Future surveys will focus efforts on these areas.

We identified in-scope suppliers that we believed provided materials or components containing conflict minerals. Based on commodity analysis and responses from prior years, 63% of our total direct material spend was classified as in-scope. The total direct material spend attributable to in-scope suppliers is lower than in past years because new suppliers added as a result of recent acquisitions, that may not be as familiar with our process, are classified as out-of-scope. We continue to work with these new suppliers and will include them in our in-scope reporting in ensuing years. Given the size and complexity of our supply chain, we focused on our largest suppliers, ranked by the amount that we paid to each supplier.

We surveyed our suppliers utilizing the CMRT and our supplier portal, Nordson’s Supply Chain Central (SCC). The SCC software was used by all product lines to automate surveying our suppliers, and to collect and analyze the survey data. Suppliers were provided training materials on the SCC website regarding conflict minerals and the CMRT.

As part of our grievance mechanism, we rely on RMI to provide us with information regarding grievances shared among group members, and we encourage our suppliers to send inquiries or other information concerning conflict minerals to productcompliance@nordson.com.

For the period covered by this Report, we prioritized collection of responses from in-scope suppliers representing approximately 38% of our total direct material spend. For this group of suppliers, we had about an 92% response rate. Based on the information obtained pursuant to the reasonable country of inquiry process described above, we do not have sufficient information to determine the country of origin of all of the conflict minerals in our supply chain. We continue to work to improve our reasonable country of origin process as described in more detail below.

OECD Step 2 – Identify and assess risk in the supply chain

An escalation process was initiated with those surveyed suppliers who continued to be nonresponsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. We evaluated responses from the surveyed suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain conflict minerals and the origin of such conflict minerals. We engaged certain surveyed suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that our inquiries regarding conflict minerals were understood and complied with.

III. Due Diligence Framework

Our due diligence process has been designed to conform, in all material respects relevant to the disclosure requirements under the Rule, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

IV. Due Diligence Undertaken

OECD Step 3 – Design and implement a strategy to respond to identified risks

We supported audits of conflict mineral smelters and refiners conducted by third parties through our participation in the RMI. Suppliers were evaluated based on their smelter and refiner information obtained from CMRT declarations. If supplier information indicated that they used conflict minerals from the Democratic Republic of the Congo or an adjoining country, then we used the flagship program of the RMI, the Responsible Minerals Assurance Process (RMAP) and general public information to determine a smelter or refiner’s conflict minerals program status.

If, through our smelters lists, we discover that certain of our products contain conflict minerals that finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country, or we cannot definitively deem a product to be free of conflict minerals that finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country, we will analyze the adverse impact of this determination pursuant to the standards set forth in our Conflict Minerals Policy and Supplier Code of Ethics.

Findings regarding the compiled supply chain information through the processes described above will be reported to our executive officer committee. Identified areas of risk in our supply chain will be subject to a risk management plan developed pursuant to our Supplier Code of Ethics and Conflict Minerals Policy. Such risk management plan may include continuing trade throughout the course of measurable risk mitigation efforts, temporarily suspending trade while pursuing ongoing measurable risk mitigation, or disengaging with a supplier after failed attempts at mitigation or where we deem risk mitigation not feasible or unacceptable.

Once our risk management plan is implemented, we will track performance of our risk mitigation efforts and report the results back to our executive officer committee. For risks requiring additional mitigation, or after a change of circumstances, we will undertake additional fact and risk assessments.

V. Results of Due Diligence Undertaken

OECD Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

We will rely on third party assurances and certifications. For example, if a supplier provides the name of a smelter or source mine, we would compare that reply to the listing of smelters from the RMI thereby relying on the program’s processes.

OECD Step 5 – Report on supply chain due diligence

We have taken the information gathered through the above-described due diligence process and compiled this Report. In the future, we will take such information and compile it in a Report or in our specialized disclosure report as required by the Rule, whichever is applicable.

No instances were found where it was necessary to implement risk mitigation or any corrective actions to suppliers in 2017. All smelters or refiners identified as sourcing from the Democratic Republic of the Congo or an adjoining country were found to be conformant with the relevant RMAP assessment protocol or other accepted industry assessment program.

VI. Smelter and Refiner Disclosures

Schedule 1 lists the RMI verified smelters and refiners identified by collection of supplier conflict mineral reporting templates where sourcing is unknown. Please note these reported smelters and refiners have not been verified as contributing to components or parts that are in our products.

Schedule 2 lists the countries of the direct and indirect sourcing for compliant smelters reported by the RMI.

VII. Future Improvements

We intend to undertake the following steps during the next compliance period:

•	Continue to provide conflict minerals information to all suppliers included in our conflict mineral survey process.

•	Strive to improve the response rate from our suppliers.

•	Continue to engage with relevant trade associations to define and improve best practices.

•	Continue to support the RMI through our membership and participation in subcommittees.

•	Direct suppliers to the RMI organization for information.

Schedule 1

ID	Metal	Name	Country
CID000103	Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY

CID000180	Gold	Caridad	MEXICO

CID000189	Gold	Cendres & M	SWITZERLAND

CID000197	Gold	Chalco Yunnan Copper Co. Ltd	CHINA

CID000264	Gold	Chugai Mining	JAPAN

CID000278	Tin	CNMC (Guangxi) PGMA Co. Ltd.	CHINA

CID000307	Tin	CV JusTindo	INDONESIA

CID000343	Gold	Daye Non-Ferrous Metals Mining Ltd.	CHINA

CID000345	Tungsten	Dayu Weiliang Tungsten Co., Ltd.	CHINA

CID000448	Tin	ATM ESTANHO IND COM IMP EXP LTDA	BRAZIL

CID000522	Gold	Gansu Seemine Material Hi-Tech Co Ltd	CHINA

CID000555	Tin	Gegjiu Zili Mining&Smel Ting Co.,Ltd.	CHINA

CID000651	Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA

CID000671	Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA

CID000689	Gold	Heesung Catalysts	Unknown

CID000760	Tin	Huichang Jinshunda Tin Co. Ltd	CHINA

CID000767	Gold	Hunan Chenzhou Mining Co., Ltd.	CHINA

CID000778	Gold	HwaSeong CJ Co., Ltd.	KOREA (REPUBLIC OF)

CID000942	Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA

CID000956	Gold	Kazakhmys Smelting LLC	KAZAKHSTAN

CID001032	Gold	L’ azurde Company For Jewelry	SAUDI ARABIA

CID001056	Gold	Lingbao Gold Co., Ltd.	CHINA

CID001058	Gold	Lingbao Jinyuan Tonghui Refinery Co. Ltd.	CHINA

CID001093	Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA

CID001231	Tin	Jiangxi Nanshan	CHINA

CID001236	Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN

CID001322	Gold	Elemetal Refining, LLC	UNITED STATES OF AMERICA

CID001362	Gold	Penglai Penggang Gold Industry Co Ltd	CHINA

CID001546	Gold	Sabin	UNITED STATES

CID001562	Tin	Samwha Non Ferrous Metal Co. Ltd	KOREA, REPUBLIC OF

CID001619	Gold	Shandong Tiancheng Biological Gold Co Ltd.	CHINA

CID001754	Gold	Accurate Refining Group	UNITED STATES

CID001908	Tin	Gejiu City , the cloud new colored electrolytic Co., Ltd.	CHINA

CID001909	Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CHINA

CID001947	Gold	Anhui Tongling non-ferrous Pioneer Metals Corporation	CHINA

CID002158	Tin	Wind Yunnan Nonferrous Metals Co.,Ltd.	CHINA

CID002282	Gold	Morris and Watson	NEW ZEALAND

CID002290	Gold	SAFINA A.S.	CZECH REPUBLIC

CID002312	Gold	Guangdong Jinding Gold Co.,Ltd	CHINA

CID002313	Tungsten	Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	CHINA

CID002479	Tin	PT Wahana Parkit Jaya	INDONESIA

CID002507	Tantalum	Phoenix Metal Ltd	RWANDA

CID002511	Gold	KGHM Polska Mied? Sp	POLAND

CID002515	Gold	Fidelity Printers and Refiners Ltd.	ZIMBABWE

CID002536	Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	CHINA

CID002563	Gold	Kaloti Precious Metals	UNITED ARAB EMIRATES

CID002567	Gold	Sudan Gold Refinery	SUDAN

CID002572	Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VIET NAM

CID002573	Tin	NGHE TIN NON-FERROUS METAL	VIET NAM

CID002574	Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	VIET NAM

CID002582	Gold	Remondis Argentia B.V.	NETHERLANDS

CID002587	Gold	Tony Goetz NV	BELGIUM

CID002615	Gold	TOO Tau-Ken-Altyn	KAZAKHSTAN

CID002647	Tungsten	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	CHINA

CID002696	Tin	PT Cipta Persada Mulia	INDONESIA

CID002703	Tin	An Vinh Joint Stock Mineral Processing Company	VIET NAM

CID002708	Gold	Abington Reldan Metals, LLC	UNITED STATES OF AMERICA

CID002756	Tin	Super Ligas	BRAZIL

CID002761	Gold	SAAMP	FRANCE

CID002825	Tin	An Thai Minerals Co., Ltd.	VIET NAM

CID002833	Tungsten	ACL Metais Eireli	BRAZIL

CID002852	Gold	Gujarat Gold Centre	INDIA

CID002853	Gold	Sai Refinery	INDIA

CID002854	Gold	Universal Precious Metals Refining Zambia	ZAMBIA

CID002857	Gold	Modeltech Sdn Bhd	MALAYSIA

CID002858	Tin	Modeltech Sdn Bhd	MALAYSIA

CID002863	Gold	BALORE REFINERSGA	INDIA

CID002865	Gold	Kyshtym Copper-Electrolytic Plant ZAO	RUSSIAN FEDERATION

CID002867	Gold	Degussa	GERMANY

Schedule 2

DRC; Burundi; Rwanda; Mozambique; Uganda; South Africa; Austria; Cambodia; Japan; Mexico; Spain; United Kingdom of Great Britain and Northern Ireland; Uzbekistan; Benin; Burkina Faso; Canada; Chile; Ecuador; Eritrea; Ghana; Guatemala; Honduras; Mali; Nicaragua; Panama; Senegal; Togo; Argentina; Colombia; Indonesia; Laos; Mongolia; Myanmar; Peru; Portugal; Vietnam; Australia; Bolivia (Plurinational State of); Brazil; China; Ethiopia; France; Guinea; Guyana; India; Madagascar; Malaysia; Namibia; Nigeria; Russian Federation; Sierra Leone; Thailand; United States of America; and Zimbabwe.